LOAN AGREEMENT

THIS AGREEMENT dated for reference this 31st day of March, 2003

BETWEEN:

> **RICHARD KOZUKAN,** of 1152D Forge Walk
> Vancouver, British Columbia, Canada, V6B 4N7
>
> (hereinafter referred to as the "Lender")


OF THE FIRST PART


AND:

> **WORDLOGIC CORPORATION.**, a company incorporated under the laws of the State of Nevada, having an office at Suite 2400 – 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7
>
> (hereinafter referred to as the "Borrower")


OF THE SECOND PART


WHEREAS:

A.   The Borrower wishes to borrow and the Lender agrees to lend the Borrower the sum of up to One Million Dollars ($1,000,000) in Canadian funds (the "Loan") in incremental advances as the Borrower requires working capital.

B.   In consideration of the Lender granting the Borrower the Loan, the Borrower has agreed to repay the Loan to the Lender, together with other good and valuable consideration, subject to the terms and conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and premises contained herein, the parties hereto agree as follows:

1.   The Lender will lend to the Borrower the Loan and the Borrower has agreed that, on or before 4:00 p.m., Vancouver time, on March 31, 2006 it will repay to the Lender the Loan plus any interest remaining outstanding by either:

   (a)   Forwarding cash to the Lender for the total amount of the Loan and any interest accrued thereon and remaining outstanding; or

   (b)   Issuing to the Lender common shares with $0.001 par value in the capital stock of the Borrower, the number of which will be calculated by taking the funds advanced under the Loan and dividing by a deemed price equal to 85% of the market value of the Borrower's common stock on the date an advance was made. The market price of the Borrower's common stock shall be determined by the closing price of the common shares traded on a public exchange on the day an advance was made and converted to Canadian funds. In the event any advances are made prior to the Borrower obtaining a listing on a public exchange the deemed market price will be $1.00 per share in Canadian funds; or

   (c)   Forwarding a combination of cash and shares to the Lender, the price per share of such shares to be the same as that set out in item 1(b) hereof.

Repayment of the Loan will be satisfied upon the completion of item 1(a), (b) or (c) above at the option of the Lender.

2.   It is acknowledged by the Lender that any shares issued hereunder may be subject to restrictions on trading.

3.   Interest will accrue on the Loan at a rate of eight percent (8%) per annum and be payable to the Lender upon repayment.

4.   The term of the loan shall be until March 31, 2006.

5.   The Loan will be evidenced by a promissory note duly executed by the Borrower for the Loan.

6.   The Borrower hereby represents and warrants to the Lender that:

  (a)   It has full power, authority and legal right to incur the indebtedness provided for in this Agreement, to execute and to deliver this Agreement and a promissory note with respect thereto and;

  (b)   It is not in breach or in default of any other agreement to which it is a party or which is binding upon it which has a material adverse affect on the ability of the Borrower to fulfill and perform its obligations hereunder or under the promissory note.

7.   The parties hereto shall deliver to each other such further documentation and shall perform such further acts as and when the same may be required to carry out and give effect to the terms and intent of this Agreement.

8.   All notices given in connection with this Agreement shall be in writing and shall be personally delivered to the parties at the addresses as set out above. Any such notices personally delivered shall be deemed delivered on the day of delivery. Any party hereto may, from time to time, change its address for service by notice in writing to the other party hereto.

9.   This Agreement may only be amended by further written agreement executed and delivered by all of the parties hereto. No waiver or consent by a party of or to any breach or default by any other party shall be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting and no waiver or consent effectively given as aforesaid shall operate as a waiver of or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

10.   This Agreement may not be assigned by the Borrower in whole or in part without the prior written consent of the Lender.

11.   This Agreement contains the entire agreement of the parties hereto pertaining to the subject matter hereof and supercedes any and all previous written and oral agreements among the parties with respect to the subject matter hereof.

12.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, personal representatives, executors and permitted assigns.

13.   This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties irrevocably attorn to the jurisdiction of the courts of such Province.

14. This Agreement may be executed in counterpart, each of which such counterpart, whether in original or electronic communication form, notwithstanding the date or dates upon which this Agreement is executed and delivered by any of the parties, shall be deemed to be an original and all of which will constitute one and the same agreement, effective as of the reference date given above.

IN WITNESS WHEREOF the parties hereto are deemed to have executed this Agreement as of the day and year first above written.

SIGNED, SEALED and **DELIVERED**)	
by _____ in the presence	/s/ Richard Kozukan_____
of:)	
/s/ **Cindy Murza**_____)	**RICHARD KOZUKAN**
Witness Name)	
)	
5185 University Blvd_____)	
Witness Address)	
)	
Vancouver BC_____)	
Witness Address)	

WORDLOGIC CORPORATION

/s/ **Allen Rose**_____
Per: Authorized Signatory
Allen Rose – Directory & Secretary

<u>PROMISSORY NOTE</u>

Vancouver, B.C.

March 31, 2003

PRINCIPAL AMOUNT: up to $1,000,000 (Canadian funds)

FOR VALUE RECEIVED, WORDLOGIC CORPORATION (the "Company") hereby promises to pay to the order of RICHARD KOZUKAN (the "Lender"), at 2400 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7, ON DEMAND, the sum of up to ONE MILLION dollars lawful money of Canada ($1,000,000) (the "Principal Sum") together with interest on the Principal Sum from and after the date of this promissory note to the date of payment at the rate of eight percent (8%) per annum.

The Company hereby waives presentment, protest, notice of protest and notice of dishonor of this Promissory Note.

WORDLOGIC CORPORATION.
Per:

/s/ Allen Rose_____
Authorized Signatory